UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


I.     General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above).

       [ X ] MERGER

       [  ]  LIQUIDATION

       [  ]  ABANDONMENT OF REGISTRATION
             (Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

       [  ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
             (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.     Name of fund: Huntington VA Funds (Registrant)
                    Huntington VA Dividend Capture Fund
                    Huntington VA Growth Fund
                    Huntington VA Income Equity Fund
                    Huntington VA International Equity Fund
                    Huntington VA Macro 100 Fund
                    Huntington VA Mid Corp America Fund
                    Huntington VA Mortgage Securities Fund
                    Huntington VA New Economy Fund
                    Huntington VA Rotating Markets Fund
                    Huntington VA Situs Small Cap Fund
                    (collectively, the "Portfolios")

3.     Securities and Exchange Commission File No.:  811-09481

4.     Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?

       [  ]  Initial Application               [ x ] Amendment 1

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

       5800 Corporate Drive
       Pittsburgh, PA 15237-7010

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

       Alicia G. Powell
       Federated Investors Tower
       1001 Liberty Avenue
       Pittsburgh, PA 15222
       412-288-8240

       Alicia G. Powell is employed by:
       Reed Smith LLP
       435 Sixth Avenue
       Pittsburgh, PA 15219

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

REGISTRANT
Huntington VA Funds
5800 Corporate Drive
Pittsburgh, PA 15237-7010
Contact: Charles L. Davis, Jr.
Telephone: 412-288-7534

TRANSFER AGENT AND DIVIDEND DISBURSING AGENT
Unified Fund Services, Inc.
431 N. Pennsylvania Street
Indianapolis, IN 46204
Contact: Terry Gallagher
Telephone: 317-917-7000

INVESTMENT ADVISOR
Huntington Asset Advisors, Inc.
41 South High Street
Columbus, OH 43215
Contact: Ronald J. Corn
Telephone: 614-480-3869

SUB-ADVISOR FOR HUNTINGTON VA MACRO 100 FUND
Laffer Investments, Inc.
2909 Poston Avenue
2nd Floor
Nashville, TN  37203
Contact: Arthur B. Laffer, Jr.
Telephone: 615-320-3989

CUSTODIAN, ADMINISTRATOR AND FUND ACCOUNTANT
The Huntington National Bank
41 South High Street
Columbus, OH 43215
Contact: Ronald J. Corn
Telephone: 614-480-3869

CUSTODIAN FOR HUNTINGTON VA INTERNATIONAL EQUITY FUND
State Street Bank and Trust Company
Two Heritage Drive
Quincy, MA 02171
Contact: Jean Carr
Telephone: 617-662-2874

SUB-CUSTODIAN FOR FOREIGN SECURITIES OF HUNTINGTON VA SITUS SMALL CAP FUND The Bank of New York
100 Church Street, 10th Floor
New York, NY 10286
Contact: Stephen Brunt
Telephone: 212-635-4944

SUB-ADMINISTRATOR
Federated Services Company
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779
Contact: Charles L. Davis, Jr.
Telephone: 412-288-7534

SUB-FINANCIAL ADMINISTRATOR
BISYS Fund Services Ohio, Inc.
3435 Stelzer Road
Suite 1000
Columbus, OH 43219
Contact: Christopher E. Sabato
Telephone: 614-470-8418

DISTRIBUTOR
Edgewood Services, Inc.
5800 Corporate Drive
Pittsburgh, PA 15237-7000
Contact: Charles L. Davis, Jr.
Telephone: 412-288-7534

INDEPENDENT TRUSTEE COUNSEL
Sullivan & Worcester LLP
1666 K. Street, N.W.
Washington, D.C. 20006
Contact: David C. Mahaffey
Telephone: 202-775-1207

COUNSEL TO FEDERATED SERVICES COMPANY
Reed Smith LLP
12th Floor
1001 Liberty Avenue
Pittsburgh, PA 15222-3779
Contact: Alicia G. Powell, Esq.
Telephone: 412-288-8240


       NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.     Classification of fund (check only one):

       [ x ] Management company;

       [  ]  Unit investment trust; or

       [  ]  Face-amount certificate company.

9.     Subclassification if the fund is a management company (check only one):

       [ x ] Open-end                   [  ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

       Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

       INVESTMENT ADVISOR
       Huntington Asset Advisors, Inc.
       41 South High Street
       Columbus, OH 43215

       Prior to May 12, 2001:
       The Huntington National Bank
       41 South High Street
       Columbus, OH 43215

       Prior to December 31, 2001:
       Sub-advisor for the Huntington International Fund
       Federated Global Investment Management Corp.
       450 Lexington Ave., Suite 3700
       New York, NY 10017-3943

       SUB-ADVISOR FOR HUNTINGTON VA MACRO 100 FUND
       Laffer Investments, Inc.
       2909 Poston Avenue
       2nd Floor
       Nashville, TN  37203


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

       Edgewood Services Inc.
       5800 Corporate Drive
       Pittsburgh, PA  15237-7000

       Prior to December 1, 2001:
       SEI Investments Distribution Co.
       One Freedom Valley Road
       Oaks, PA  19456

13.    If the fund is a unit investment trust ("UIT") provide: Not applicable

       (a)   Depositor's name(s) and address(es):

       (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

             [ x ]  Yes          [  ]   No

       If Yes, for each UIT state:

             Name(s):

             File No.:  811-_______

             Business Address:

             1.  Name: Hartford Life Insurance Company Separate Account Two
                  File No.:  811-04732
                  Business Address: 200 Hopemeadow Street, Simsbury, CT  06089

             2.  Name: Hartford Life Insurance Company Separate Account Seven
                  File No.: 811-04972
                  Business Address: 200 Hopemeadow Street, Simsbury, CT 06089

             3.  Name: Separate Account VA S
                  File No.: 811-21453
                  Business Address: Transamerica Life Insurance Company
                                 4333 Edgewood Road NE, Cedar Rapids, IA 52499

             4.  Name: Separate Account VA Q
                  File No.: 811-21461
                  Business Address: Transamerica Life Insurance Company
                                 4333 Edgewood Road NE, Cedar Rapids, IA 52499

             5.  Name: Separate Account VA QNY
                  File No.: 811-07793
                  Business Address: Transamerica Life Insurance Company
                                 4333 Edgewood Road NE, Cedar Rapids, IA 52499


15.    (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [ x ]  Yes          [  ]   No

       If Yes, state the date on which the board vote took place:

       April 7, 2006

       If No, explain:

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [  ]   Yes          [ x ]  No

       If Yes, state the date on which the shareholder vote took place:

       If No, explain: The trustees of the Registrant are authorized to reorganize the trust without shareholder approval pursuant to Section 8.5 of the Registrant's Declaration of Trust.


II.    DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

             [ x ]  Yes          [  ]   No

       (a) If Yes, list the date(s) on which the fund made those distributions:

             June 23, 2006

             This was a tax free reorganization of all the series of the Registrant, a Massachusetts business trust, into corresponding shell portfolios of The Huntington Funds, a newly-created Delaware statutory trust ("Successor Trust"). The Registrant transferred all of its assets consisting of all of its assets belonging to the portfolios and its liabilities to these corresponding portfolios of the Successor Trust. In exchange for the assets and liabilities, the Successor Trust then issued and distributed shares of the corresponding portfolios pro rata to shareholders of the Registrant's portfolios. The purpose of this transaction was to consolidate the portfolios of the Registrant and The Huntington Funds, a Massachusetts business trust (collectively, the "MA Trusts" each a separate investment company registrant) into a single investment company registrant that was established as a Delaware statutory trust.

             The portfolios of The Huntington Funds as of June 23, 2006 were as follows:
             Huntington Florida Tax-Free Money Fund
             Huntington Money Market Fund
             Huntington Ohio Municipal Money Market Fund
             Huntington U.S. Treasury Money Market Fund
             Huntington Dividend Capture Fund
             Huntington Growth Fund
             Huntington Income Equity Fund
             Huntington International Equity Fund
             Huntington Macro 100 Fund
             Huntington Mid Corp America Fund
             Huntington New Economy Fund
             Huntington Rotating Markets Fund
             Huntington Situs Small Cap Fund
             Huntington Fixed Income Securities Fund
             Huntington Intermediate Government Income Fund
             Huntington Michigan Tax-Free Fund
             Huntington Mortgage Securities Fund
             Huntington Ohio Tax-Free Fund
             Huntington Short/Intermediate Fixed Income Securities Fund Huntington VA Dividend Capture Fund
             Huntington VA Growth Fund
             Huntington VA Income Equity Fund
             Huntington VA International Equity Fund
             Huntington VA Macro 100 Fund
             Huntington VA Mid Corp America Fund
             Huntington VA New Economy Fund
             Huntington VA Rotating Markets Fund
             Huntington VA Situs Small Cap Fund
             Huntington VA Mortgage Securities Fund

       (b)   Were the distributions made on the basis of net assets?

             [ x ]  Yes          [  ]   No

       (c)   Were the distributions made pro rata based on share ownership?

             [ x ]  Yes          [  ]   No

       (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

             Pursuant to Sections 1(a) and 1(b) of the Agreement and Plan of Reorganization ("Reorg") among the MA Trusts and the Successor Trust, dated June 2, 2006, the exchange ratio of shares were 1:1 since the corresponding portfolios of the Successor Trust had no assets or liabilities. As a result, the shareholders of the Registrant received the same number of share with the same net asset value on the closing date of the Reorganization. A copy of the Reorg was filed with the SEC as noted in response to Item 26(c).

       (e)   Liquidations only:
             Were any distributions to shareholder made in kind?

             [  ]   Yes          [  ]   No

             If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.    Closed-end funds only:   Not applicable
       Has the fund issued senior securities?

       [  ]         Yes          [  ]   No

       If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.    Has the fund distributed all of its assets to the fund's shareholders?

       [ x ]        Yes          [  ]   No

       If No,

       (a) How many shareholders does the fund have as of the date this form is filed?

       (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       [  ]         Yes          [ x ]  No

       If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.   ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

       [  ]         Yes          [ x ]  No

       If Yes,
       (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

       (b)   Why has the fund retained the remaining assets?

       (c)   Will the remaining assets be invested in securities?

                 [  ]  Yes       [  ]   No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [  ]         Yes          [ x ]  No

       If Yes,

       (a)   Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.    INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.    (a)   List the expenses incurred in connection with the Merger or
Liquidation:

             (i)    Legal expenses:
                    Reed Smith LLP Legal Opinion:  $1,096.50

             (ii)   Accounting expenses: None

             (iii)  Other expenses (list and identify separately):
                    Typesetting:  $7,408.00
                    Proxy Printing:  $17,049.54
                    Internet/touch tone voting/registered mailing/registered vote returns/tabulation: $50,718.97
                    Beneficial Mailing:  $60,943.16
                    Beneficial Vote Returns: $1,089.95

             (iv)   Total expenses (sum of lines (i)-(iii) above): $138,306.12

       (b)   How were those expenses allocated?
             The expenses were borne pro rata among all the portfolios of the Registrant (Huntington VA Funds) and of The Huntington Funds, a
Massachusetts business trust, based on assets.

       (c)   Who paid those expenses?
             See response to Item 22(b) above.

       (d) How did the fund pay for unamortized expenses (if any)? Any unamortized expenses were assumed by the corresponding portfolios
of the Successor Trust.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [ x ]        Yes          [  ]   No

       If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
File No.: 811-09481
File Date: March 6, 2007


V.     CONCLUSION OF FUND BUSINESS

24.    Is the fund a party to any litigation or administrative proceeding?

       [  ]  Yes                 [ x ]  No

       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [  ]  Yes                 [ x ]  No

       If Yes, describe the nature and extent of those activities:


VI.    MERGERS ONLY

26.    (a)   State the name of the fund surviving the Merger:

             The Huntington Funds, a Delaware statutory trust

       (b) State the Investment Company Act file number of the fund surviving the Merger: 811-05010

       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

             File Number: 811-09481
             Form Type: Def 14A
             Date Filed: May 3, 2006

       (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

       The undersigned stated that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of

1940 on behalf of Huntington VA Funds, (ii) he is the Secretary of Huntington VA

Funds, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge,

information and belief.





                                        (Signature)


                                        /s/ Alicia G. Powell
                                        Alicia G. Powell
                                        Secretary, Huntington VA Funds